Exhibit 99.3

2009

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S REPORT

The consolidated financial statements of Paramount Energy Trust are the responsibility of Management and have been approved by the Board of Directors of the administrator of PET. These consolidated financial statements have been prepared by Management in accordance with generally accepted accounting principles (GAAP) in Canada and include amounts that are based on estimates and judgments.

Management has prepared Management’s Discussion and Analysis which is based on PET’s financial results prepared in accordance with Canadian GAAP. It compares PET’s financial performance in 2009 to 2008 and should be read in conjunction with the consolidated financial statements and accompanying notes.

Management is responsible for establishing and maintaining adequate internal control over PET’s financial reporting. Management believes that the system of internal controls that have been designed and maintained at PET provide reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements. The internal accounting control process includes Management’s communication to employees of policies which govern ethical business conduct.

Under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment according to these criteria, Management concluded that internal control over financial reporting is effective as of December 31, 2008 and 2009 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors has appointed an Audit Committee consisting of unrelated, non-management directors which meets at least four times during the year with Management and independently with the external auditors and as a group to review any significant accounting, internal control and auditing matters in accordance with the terms of the charter of the Audit Committee as set out in the Annual Information Form. The Audit Committee reviews the consolidated financial statements and Management’s Discussion and Analysis before the consolidated financial statements are submitted to the Board of Directors for approval. The external auditors have free access to the Audit Committee without obtaining prior Management approval.

With respect to the external auditors, KPMG LLP, the Audit Committee approves the terms of engagement and reviews the annual audit plan, the Auditors’ Report and results of the audit. It also recommends to the Board of Directors the firm of external auditors to be appointed by the unitholders.

The independent external auditors, KPMG LLP, have been appointed by the Board of Directors on behalf of the unitholders to express an opinion as to whether the consolidated financial statements present fairly, in all material respects, PET’s financial position, results of operations and cash flows in accordance with Canadian GAAP. The report of KPMG LLP outlines the scope of their examination and their opinion on the consolidated financial statements.

/s/ Susan L. Riddell Rose	/s/ Cameron R. Sebastian
Susan L. Riddell Rose	Cameron R. Sebastian
President & Chief Executive Officer	Vice President, Finance & Chief Financial Officer

March 8, 2010

AUDITORS’ REPORT

To the Unitholders of Paramount Energy Trust

We have audited the consolidated balance sheets of Paramount Energy Trust (“the Trust”) as at December 31, 2009 and 2008 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2010 expressed an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP
Chartered Accountants
Calgary, Canada
March 8, 2010

Paramount Energy Trust

Consolidated Balance Sheets

As at	December 31, 2009	December 31, 2008
($ thousands)

Assets
Current assets
Accounts receivable	$34,079	$63,107
Prepaids and deposits	12,910	11,747
Marketable securities (note 2)	163	127
Financial instruments (note 11)	46,152	45,262

	93,304	120,243

Property, plant and equipment (notes 3 and 4)	921,705	954,153
Goodwill	29,129	29,129
Financial instruments (note 11)	21,167	13,406

	1,065,305	$1,116,931

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$41,722	$61,715
Distributions payable	6,311	11,297
Bank debt (note 6)	7,569	9,828
Convertible debentures (note 7)	55,271	5,848

	110,873	88,688

Long term bank debt (note 6)	262,393	276,976
Convertible debentures (note 7)	164,926	221,518
Gas over bitumen royalty adjustments (note 14)	77,167	74,643
Asset retirement obligations (note 10)	194,588	179,723
Future income taxes (note 13)	—	16,086
Non-controlling interest (note 5)	1,479	1,871

Unitholders’ equity
Unitholders’ capital (note 8)	1,156,245	1,108,453
Equity component of convertible debentures (note 7)	10,844	7,335
Contributed surplus (note 9)	19,470	12,873
Deficit	(932,680)	(871,235)

	253,879	257,426

	1,065,305	$1,116,931

See accompanying notes

Basis of presentation: note 1

Commitments and contingencies: notes 11, 12 and 14

/s/ Robert A. Maitland	/s/ John W. Peltier
Robert A. Maitland	John W. Peltier
Director	Director

Paramount Energy Trust

Consolidated Statements of Earnings and Deficit

	Year Ended December 31
	2009	2008
($ thousands except per Unit amounts)
Revenue
Oil and natural gas	$246,243	$543,576
Royalties	(17,372)	(92,260)
Realized gain/(loss) on financial instruments (note 11)	166,340	(1,283)
Unrealized gain on financial instruments (note 11)	7,837	38,657
Call option premiums received (note 11)	5,740	3,408
Gas over bitumen revenue (note 14)	2,712	5,702

	411,500	497,800

Expenses
Operating	105,092	120,611
Transportation	11,684	14,082
Exploration	21,838	34,118
General and administrative (note 9)	39,615	37,626
Interest and other	11,884	13,822
Interest on convertible debentures	18,243	18,345
Gain on sale of property, plant and equipment (note 3)	(8,471)	(6,025)
Depletion, depreciation and accretion (note 3)	197,690	218,542

	397,575	451,121

Earnings before income taxes	13,925	46,679

Future income tax expense (note 13)	371	16,086

Net earnings before non-controlling interest	13,554	30,593
Non-controlling interest (note 5)	839	192

Net earnings	14,393	30,785
Deficit, beginning of year	(871,235)	(768,099)

Distributions declared	(75,838)	(133,921)

Deficit, end of year	(932,680)	(871,235)

Accumulated other comprehensive income	—	—
Deficit and accumulated other comprehensive income, end of the year	$(932,680)	$(871,235)

Earnings per Trust Unit (note 8(c))
Basic	$0.12	$0.28
Diluted	$0.12	$0.27

Distributions per Trust Unit	$0.64	$1.20

See accompanying notes

Paramount Energy Trust

Consolidated Statements of Cash Flows

	Year Ended December 31
	2009	2008
($ thousands)
Cash provided by (used for)
Operating activities
Net earnings	$14,393	$30,785
Items not involving cash
Depletion, depreciation and accretion	197,690	218,542
Trust Unit-based compensation	7,481	5,671
Unrealized gain on financial instruments	(7,837)	(38,657)
Gain on sale of property, plant and equipment	(8,471)	(6,025)
Future income taxes	371	16,086
Non-cash interest expense on convertible debentures (note 7)	3,242	3,302
Gain on marketable securities	(36)	172
Non-controlling interest	(839)	(192)
Non-cash exploration expense	11,289	21,522
Gas over bitumen royalty adjustments (note 14)	7,662	15,050
Expenditures on asset retirement obligations	(3,715)	(5,226)
Gas over bitumen royalty adjustments not yet received (note 14)	(5,138)	—
Change in non-cash working capital	12,260	(1,266)

Cash flow provided by operating activities	228,352	259,764

Financing activities
Issue of Trust Units (notes 7 and 8)	1,178	4,031
Distributions to Unitholders	(62,294)	(114,067)
Repayment of convertible debentures (note 7)	(5,866)	—
Issue fees for convertible debentures (note 7)	(1,036)	—
Change in bank debt	(69,291)	(55,386)
Change in non-cash working capital	(7,707)	(1,614)

	(145,016)	(167,036)

	83,336	92,728

Investing activities
Acquisition of properties and corporate assets	(18,532)	(7,294)
Acquisition of Profound, including costs (note 4)	(27,536)	—
Exploration and development expenditures	(61,769)	(116,913)
Proceeds on sale of property and equipment	26,580	24,220
Proceeds on sale of investment	—	770
Acquisition of non-controlling interest (notes 4 and 5)	447	—
Change in non-cash working capital	(2,526)	6,489

	(83,336)	(92,728)

Change in cash	—	—
Cash, beginning of year	—	—

Cash, end of year	$—	$—

Interest paid	$22,454	$28,764
Taxes paid	—	—

See accompanying notes

PARAMOUNT ENERGY TRUST

Notes to Consolidated Financial Statements

(dollar amounts in $ thousands Cdn except as noted)

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Paramount Energy Trust (“PET” or the “Trust”) is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture (“PET Trust Indenture”) dated June 28, 2002. The beneficiaries of PET are the holders of the Trust Units (“Trust Units” or “Units”) of PET (the “Unitholders”). PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the “Administrator”) and the beneficial interests of Paramount Operating Trust (“POT”). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT. As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT. In addition, the Administrator provides certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET Trust Indenture.

The accompanying financial statements have been prepared by management of the Administrator (as agent for the trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

a)	Principles of consolidation The consolidated financial statements include the accounts of the Trust and its subsidiaries, all of which are wholly-owned with the exception of Severo Energy Corporation (see note 5).

b)	Petroleum and natural gas operations PET follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves. Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred. Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized. Unproved properties are carried at cost, amortized over the average lease term and tested for impairment annually, with any carrying value in excess of fair value charged to earnings. The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender.

Depletion and depreciation of petroleum and natural gas properties, including well development expenditures, production equipment, gas plants and gathering systems, are provided on the unit-of-production method based on estimated proved developed reserves of operational fields. Depletion and depreciation of acquisition costs are based on estimated total proved reserves of operational fields.

The net amount at which petroleum and natural gas costs on an operational field are carried is subject to a cost-recovery test annually or as economic events dictate. An impairment loss is recognized when the carrying amount of the asset is greater than the sum of the expected undiscounted future cash flows. The amount of the impairment loss is measured as the difference between the carrying amount and the fair value. The carrying values of capital assets, including the costs of acquiring proved and probable reserves are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

Many of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

The Trust’s corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from ten percent to 33 percent.

c)	Asset retirement obligations The Trust recognizes the fair value of an asset retirement obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment. The liability amount is increased each reporting period due to the passage of time, and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows, credit adjusted risk-free rate or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO, with a corresponding increase/decrease in the carrying amount of property, plant and equipment. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Trust’s earnings in the period in which the settlement occurs.

d)	Foreign currency translation Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at monthly average rates of exchange. Translation gains and losses are reflected in earnings in the period in which they arise.

e)	Financial instruments A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument to another entity. Upon initial recognition all financial instruments, including derivatives, are recognized on the balance sheet at fair value. Subsequent measurement is then based on the financial instruments being classified into one of five categories: held for trading, held to maturity, loans and receivables, available for sale and financial liabilities measured at amortized cost (see note 11).

The Trust uses financial instruments and non-financial derivatives, such as fixed-price commodity sales contracts requiring physical delivery of the underlying commodity, to manage the price risk attributable to anticipated sale of petroleum and natural gas production. The Trust has not designated its financial derivative or physical sales contracts as effective accounting hedges, even though the Trust considers all commodity contracts to be effective economic hedges. The fair values, taking credit risk into consideration, of these financial instruments and non-financial derivatives are recorded as assets or liabilities on the Trust’s balance sheet, with changes in fair values from period to period being recorded as unrealized gains (losses) on financial instruments in PET’s statement of earnings.

The net receipts or payments arising from financial instruments are recognized in earnings as realized gains/(losses) on financial instruments when paid or received; payments or receipts related to non-financial derivatives are included in revenues in the corresponding period.

The Trust measures and recognizes embedded derivatives separately from the host contracts when the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, when it meets the definition of a derivative and when the entire contract is not measured at fair value. Embedded derivatives are recorded at fair value. The Trust continuously evaluates all new material contracts for existence of embedded derivatives. No material embedded derivatives have been identified throughout the course of these evaluations. Costs incurred to issue convertible debentures are recorded against the related financial liability. The Trust has not incurred any other material costs pertaining to the acquisition of financial assets or liabilities.

f)	Income taxes PET, and its principal operating entity POT, are taxable entities under the Income Tax Act (Canada) and are currently taxable only on income that is not distributed or distributable to the Unitholders. Effective January 1, 2011, the Trust will no longer be able to deduct distributions to Unitholders in determining taxable income (see note 13). The Administrator has no tax balances.

PET and its subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

g)	Incentive plans PET has a Unit Incentive Plan and a Bonus Rights Plan as described in note 9. Incentive Rights granted under the Unit Incentive Plan are accounted for using the fair-value based method and expensed over the estimated life of the Incentive Rights. Upon the exercise of the rights, consideration received, together with the amount previously recognized in contributed surplus, is recorded as an increase to Unitholders’ capital.

Rights granted under the Bonus Rights Plan are charged to earnings in the period they vest, with a corresponding increase to contributed surplus for any vested but unexercised bonus rights.

h)	Measurement uncertainty The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The amounts recorded for depletion, depreciation and accretion are based on estimates prepared by PET’s independent reserves evaluators. The asset impairment test calculation is based on estimates of reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

i)	Revenue recognition Revenues associated with the sale of natural gas, crude oil, and natural gas liquids are recognized when title passes from the Trust to its customers.

j)	Goodwill Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. An initial assessment is made by comparing the fair value, which includes goodwill, to the book values of the reporting unit. If this fair value is less than book value, an impairment is indicated and a second test is performed to measure the amount of the impairment. In the second test, the implied fair value of the goodwill is calculated by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value determined in the initial assessment. If the carrying value of the goodwill exceeds the calculated implied fair value of the goodwill, an impairment charge is recorded.

k)	Gas over bitumen royalty adjustments The majority of royalty adjustments received are recorded as a liability as PET cannot determine if, when or to what extent the royalty adjustment may be repayable through incremental royalties if and when gas production recommences. Therefore, these royalty adjustments will be included in earnings when such determination can be made. For certain wells which have been sold to a third party, the Trust continues to receive the gas over bitumen royalty adjustments although the ownership of the natural gas reserves and responsibility for paying royalties on future production have been transferred to the buyer. Adjustments received for these wells are recorded as revenue.

l)	Convertible debentures The Trust’s convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature. As the debentures are converted, a portion of debt and equity amounts are transferred to Unitholders’ capital. The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of earnings. The convertible debentures are carried net of issue costs on the balance sheet. The issue costs are amortized to earnings using the effective interest rate method.

m)	Marketable securities The Trust accounts for its marketable securities as financial assets held for trading. As such, the securities are marked to fair value at each balance sheet date using quoted market prices. Changes in the fair value of securities are charged to earnings in the period in which the change occurs.

n)	Comparative figures in the prior year comparative financial statements have been reclassified in order to conform with current year presentation.

o)	New accounting pronouncements

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued CICA section 3064, “Goodwill and Intangible Assets,” which replaced CICA section 3062 of the same name. As a result of issuing this guidance, CICA section 3450, “Research and Development Costs,” and Emerging Issues Committee Abstract No. 27, “Revenues and Expenditures during the Pre-Operating Period,” was withdrawn. This new guidance requires recognizing all goodwill and intangible assets in accordance with CICA section 1000, “Financial Statement Concepts.” Section 3064 eliminated the current practice of recognizing items as assets that do not meet the section 1000 definition and recognition criteria. The pronouncement was effective starting with the year-ended December 31, 2009; implementation of this standard had no impact on the Trust’s financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

CICA Handbook Section 1582 “Business Combinations” is effective for business combinations with an acquisition date after January 1, 2011. This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting this standard is expected to have a material effect on the way the Trust accounts for future business combinations. Entities adopting Section 1582 will also be required to adopt CICA Handbook Sections 1601 “Consolidated Financial Statements” and 1602 “Non-Controlling Interests”. These standards will require a change in the measurement of non-controlling interest and will require the change to be presented as part of unitholders’ equity on the balance sheet. In addition, the income statement of the controlling parent will include 100 per cent of the subsidiary’s results and present the allocation between the controlling interest and non-controlling interest. These standards will be effective January 1, 2011, with early adoption permitted. The changes resulting from adopting Section 1582 will be applied prospectively and the changes from adopting Sections 1601 and 1602 will be applied retrospectively. PET has not early adopted Section 1582 as at December 31, 2009.

International Financial Reporting Standards

Canadian publicly accountable entities will be required to report under International Financial Reporting Standards (“IFRS”), which will replace Canadian GAAP for years beginning on or after January 1, 2011. At this time, the impact on PET’s financial position and results of operations has not yet been determined for any of the IFRS conversion impacts identified.

Financial Instruments

In May 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures,” to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. These amendments are effective for the Trust on December 31, 2009.

2. MARKETABLE SECURITIES

At December 31, 2009, marketable securities comprised of a $0.2 million investment in Ember Resources Inc. (“Ember”), a publicly traded oil and gas company. The Trust previously had an investment in Cordero Energy Inc. (“Cordero”). On July 4, 2008, Cordero entered into an agreement to sell all of its outstanding common shares to Ember in exchange for a combination of cash and common shares of the acquirer. The transaction between Cordero and Ember closed on September 5, 2008, at which time the Trust recorded proceeds on disposition of marketable securities of $0.8 million related to the cash component of the transaction. The increase in market value of the remaining common share investment of $0.1 million for the twelve month period ended December 31, 2009 ($0.2 million decrease for the year ended December 31, 2008) has been included in interest and other expense on the statement of earnings.

3. PROPERTY, PLANT AND EQUIPMENT

	December 31, 2009	December 31, 2008
Petroleum and natural gas properties	2,197,322	$2,051,890
Asset retirement costs	160,143	154,720
Corporate assets	4,854	4,205

	2,362,319	2,210,815
Accumulated depletion and depreciation	(1,440,614)	(1,256,662)

	921,705	$954,153

Property, plant and equipment costs at December 31, 2009 included $120.5 million (December 31, 2008—$126.8 million) currently not subject to depletion and $73.4 million (2008—$26.8 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties.

During the year, the Trust had two non-core asset dispositions which resulted in the recording of a total of $8.5 million on gains of sale of property, plant and equipment. The Trust also recorded a write-down to property, plant and equipment in the amount of $5.0 million as a result of prescribed successful efforts impairment tests related to certain non-core assets in southern Alberta. This write-down was included in depletion, depreciation and accretion expense.

4. ACQUISITIONS

On June 30, 2009, pursuant to a takeover offer announced on March 31, 2009, the conversion of previously issued special warrants and open market purchases, PET acquired 67.3 percent of the outstanding common shares and thereby gained control of Profound Energy Inc. (“Profound”). On August 13, 2009, PET completed the second stage of the announced transaction, acquiring the remaining 32.7 percent of Profound’s outstanding shares. Cash consideration paid for Profound consisted of $6.9 million for the special warrants, $3.1 million for the open market share purchases and $14.2 million for the tendered shares on June 30, 2009 and August 13, 2009, and $3.3 million of acquisition costs for a total of $27.5 million. In addition, PET issued 10,025,990 Trust Units to Profound shareholders valued at $32.2 million, using PET’s weighted average unit trading price for the five trading days surrounding the announcement date of $3.21 per Trust Unit. The acquisition was accounted for using the purchase method of accounting. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition, using a combination of fair values of the acquired assets and assumed liabilities at both June 30, 2009 and August 13, 2009.

Cash consideration	$24,221
Trust Units issued	32,184
Acquisition costs	3,315

Total consideration	$59,720

Property, plant and equipment	$100,307
Future tax asset	16,456
Accounts receivable	5,805
Financial instruments	814
Accounts payable and accrued liabilities	(6,665)
Bank debt	(52,449)
Asset retirement obligation	(4,548)

Net assets acquired	$59,720

5. NON-CONTROLLING INTEREST

PET has a 93 percent ownership interest in Severo Energy Corporation (“Severo”), a private company engaged in oil and gas exploration in Canada. The remaining seven percent is owned by employees of Severo and PET.

PET has nominated both representatives of the two person Board of Directors of Severo. Since the Trust has retained effective control of Severo, the results, assets and liabilities of this entity have been included in these financial statements. The non-PET ownership interests of Severo are shown as non-controlling interest.

A reconciliation of non-controlling interest is provided below:

Balance at December 31, 2008	1,871
Non-controlling interest	(392)

Balance at December 31, 2009	1,479

(1)	PET had a non-controlling interest in Profound (note 4) between June 30, 2009, when 67.3 percent was acquired and August 13, 2009, when PET acquired the remaining ownership interest. The non-controlling interest share of Profound’s net loss of $447 for this period was included in the purchase price equation for the remaining ownership interest and eliminated from the carrying value of the non-controlling interest on the Trust’s balance sheet.

6. BANK DEBT

At December 31, 2009, PET had a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”) with a borrowing base of $360 million consisting of a demand loan of $345 million and a working capital facility of $15 million. The revolving nature of the facility expires on May 24th, 2010 if not extended. Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year. In addition to amounts outstanding under the Credit Facility, PET has outstanding letters of credit in the amount of $13.0 million. Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust, excluding the Severo assets, as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility. Should current borrowing exceed the borrowing base, distributions would be restricted until such time that borrowings were once again below the borrowing base. At December 31, 2009, PET had $262.4 million drawn on the credit facility.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit. In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate. The effective interest rate on outstanding amounts at December 31, 2009 was 3.8 percent.

In addition, Severo has a 364 day extendible first senior revolving credit facility with a Canadian Chartered bank in the amount of $10 million. The facility has been renewed to April 30, 2010. At December 31, 2009 Severo had $7.6 million drawn on the facility. The effective interest rate on Severo outstanding amounts at December 31, 2009 was 4.0 percent.

7. CONVERTIBLE DEBENTURES

The Trust’s 6.5% convertible unsecured subordinated debentures issued on June 20, 2007 (“6.5% Convertible Debentures”) mature on June 30, 2012, bear interest at 6.5% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 6.5%

Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit. During the year ended December 31, 2009, nil 6.5% Convertible Debentures were converted into trust units.

During 2009, PET amended the 6.25% convertible unsecured subordinated debentures issued on April 6, 2006. Prior to the amendment, this series was due to mature on April 30, 2011, bore interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and was subordinated to substantially all other liabilities of PET including the Credit Facility. The 2006 6.25% Convertible Debentures were convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $23.80 per Trust Unit.

The 2006 6.25% Convertible Debentures were amended on December 17, 2009 as follows:

•	The interest rate was increased to 7.25% per annum, paid semi-annually on January 31 and July 31 of each year.

•	The conversion price was reduced to $7.50 per Trust Unit.

•	The maturity date was extended to January 31, 2015.

The amended debentures (“7.25% Convertible Debentures”) are subordinated to substantially all other liabilities of PET including the Credit Facility. The Trust incurred $1.0 million of issue fees associated with the amendment of the debentures. In addition, due to the amendment, $3.5 million was added to the equity component of this debenture series. Both, issue costs and the equity component, reduce the carrying value of the convertible debentures and are amortized into earnings over the life of the convertible debentures using the effective interest rate method.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 26, 2005 (“2005 6.25% Convertible Debentures”) mature on June 30, 2010, bear interest at 6.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2005 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust Unit. During the year ended December 31, 2009, nil 6.25% Convertible Debentures were converted into trust units.

The Trust’s 8% convertible unsecured subordinated debentures (“8% Convertible Debentures”) matured and were paid out in cash on September 30, 2009.

At the option of PET, the repayment of the principal amount of the convertible debentures may be settled in Trust Units. The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95 percent of the weighted average trading price for ten trading days prior to the date of redemption. The interest payable may also be settled with the issuance of sufficient Trust Units to satisfy the interest obligation.

Convertible debentures are classified as debt on the balance sheet with a portion of the debentures allocated to equity. The debt component has been measured based on amortized cost.

	8% Series	6.25% Series	7.25% Series	6.5% Series	Total
Balance, December 31, 2007	$5,801	$54,154	$94,381	$69,799	$224,135
Accretion of non-cash equity component	—	116	731	499	1,346
Amortization of debenture issue fees	47	443	865	601	1,956
Converted into Trust Units	—	—	—	(71)	(71)

Short term balance, December 31, 2008	$5,848	—	—	—	$5,848

Long term balance, December 31, 2008	—	$54,713	$95,977	$70,828	$221,518
Accretion of non-cash equity component	—	117	745	501	1,363
Amortization of debenture issue fees	18	441	822	598	1,879
Issue fees for amended debentures	—	—	(1,036)	—	(1,036)
Equity component of amended debentures	—	—	(3,509)	—	(3,509)
Repayment of principal on maturity	(5,866)	—	—	—	(5,866)

Short term balance, December 31, 2009	$—	$55,271	$—	$—	$55,271

Long term balance, December 31, 2009	$—	$—	$92,999	$71,927	$164,926

Market value, December 31, 2009	$—	$55,271	$104,971	$74,925	$235,167

Principal amount of debentures outstanding, December 31, 2009	—	55,271	99,972	74,925	230,168

A reconciliation of the equity component of convertible debentures is provided below:

Balance, as at December 31, 2007	$7,338
Converted into Trust Units	$(3)

Balance, as at December 31, 2008	$7,335
Equity component of amended debentures	$3,509

Balance, as at December 31, 2009	$10,844

8. UNITHOLDERS’ CAPITAL

a) Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units. No Special Voting Units have been issued to date.

b) Issued and Outstanding

The following is a summary of changes in Unitholders’ capital:

Trust Units	Number of units	Amount
Balance, December 31, 2007	109,557,418	$1,083,250
Units issued pursuant to Unit Incentive Plan	75,000	662
Units issued pursuant to Bonus Rights Plan	65,491	914
Units issued pursuant to Distribution Reinvestment Plan	3,264,593	23,563
Units issued pursuant to conversion of debentures	5,281	75
Issue costs on convertible debentures converted to Trust Units	—	(2)
Trust Unit issue costs	—	(9)

Balance, December 31, 2008	112,967,783	$1,108,453
Units issued pursuant to Unit Incentive Plan	136,125	1,139
Units issued pursuant to Bonus Rights Plan	60,121	303
Units issued pursuant to Distribution Reinvestment Plan	2,895,519	13,547
Units issued pursuant to Optional Cash Payments	138,200	620
Units issued pursuant to Profound acquisition (note 4)	10,025,990	32,184
Trust Unit redemption	(221)	(1)

Balance, December 31, 2009	126,223,517	1,156,245

c) Per Unit information

Basic earnings per Trust Unit are calculated using the weighted average number of Trust Units outstanding (2009—118,180,832; 2008 – 111,472,580). PET uses the treasury stock method for incentive and bonus rights in instances where market price exceeds exercise price thereby impacting the diluted calculations. In computing diluted earnings per Trust Unit for the year ended December 31, 2009, 1,085,320 net Trust Units were added to the weighted average number of Trust Units outstanding (2008 –1,346,704) for the dilutive effect of incentive rights and convertible debentures. In computing diluted earnings per Trust Unit 3,621,225 incentive rights were excluded as the exercise and conversion prices were out of the money at December 31, 2009 (2008 – 3,704,625 incentive rights). In addition, 21,462,391 potentially issuable Trust Units through Convertible Debentures (see note 7), were excluded as these instruments were anti-dilutive (2008 -12,746,394 potentially issuable Trust Units through Convertible Debentures were excluded).

d) Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Trust Unit certificates to the Trustee of PET. Unitholders have no rights with respect to the Trust Units tendered for redemption other than a right to receive the redemption amount. The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the ten day period after the Trust Units have been validly tendered for redemption and the “closing market price” of the Trust Units.

In the event that the aggregate redemption value of Trust Units tendered for redemption in a calendar month exceeds $100,000 and PET does not exercise its discretion to waive the $100,000 limit on monthly redemptions, PET will not use cash to pay the redemption amount for any of the Trust Units tendered for redemption in that month. Instead, PET will pay the redemption amount for those Trust Units, subject to compliance with applicable laws including securities laws of all jurisdictions and the receipt of all applicable regulatory approvals, by the issuance of promissory notes of PET (“Notes”) to the tendering Unitholders.

The Notes delivered as set out above will be unsecured and bear interest at a market rate of interest to be determined at the time of issuance by the Board of Directors based on the advice of an independent financial advisor. The interest will be payable monthly. The Notes will be subordinated and, in certain circumstances, postponed to all of PET’s indebtedness. Subject to prepayment, the Notes will be due and payable five years after issuance.

e) Premium Distribution Reinvestment Plan

Commencing with the September 2009 distribution, PET adopted a Premium Distribution and Distribution Reinvestment Plan (the “Premium DRIP Plan”). This Plan supersedes, amends and restates in its entirety the Distribution Reinvestment and Optional Trust Unit Purchase Plan of PET dated December 17, 2003 (the “Original Plan”). The primary differences between the Premium DRIP Plan and the Original Plan are the addition of the Premium Distribution component under the Premium DRIP Plan and the discontinuation of the optional Trust Unit purchase component which was available under the Original Plan.

The Premium DRIP Plan allows eligible Unitholders to elect, under the distribution reinvestment component of the Premium DRIP Plan, to have their monthly cash distributions reinvested in additional Trust Units on the applicable distribution payment date. Participants in the distribution reinvestment component of the Premium DRIP Plan will have the ability, as was the case with the Original Plan, to purchase Trust Units with distribution proceeds at a price per Trust Unit equal to 94 percent of the Average Market Price (as defined in the Premium DRIP Plan). The Premium DRIP Plan also allows eligible Unitholders to otherwise elect, under the Premium Distribution component of the Premium DRIP Plan, to have these additional Trust Units delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102% of the cash distribution such Unitholders would otherwise have received on the applicable distribution payment date. In the event that eligible Unitholders elect to participate in the Premium Distribution component of the Premium DRIP Plan, the additional Trust Units delivered to the designated Plan Broker will be issued from treasury at a five percent discount to the Average Market Price.

9. INCENTIVE PLANS

a) Unit Incentive Plan

PET has adopted a Unit Incentive Plan (“Unit Incentive Plan”) which permits the Administrator’s Board of Directors to grant non-transferable rights to purchase Trust Units (“Incentive Rights”) to its and affiliated entities’ employees, officers, directors and other direct and indirect service providers. The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET’s long-term performance and distributions. The Administrator’s Board of Directors administers the Unit Incentive Plan and determines participants, numbers of Incentive Rights and terms of vesting. The grant price of the Incentive Rights (“Grant Price”) shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted. The exercise price of the Incentive Rights (“Exercise Price”) is, subject to certain limitations, reduced by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant. The Exercise Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit. The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the market price of the Trust Units. During the year ended December 31, 2009, the Trust recorded $7.5 million in Trust Unit compensation ($4.8 million for the year ended December 31, 2008).

At December 31, 2009, PET had 9.1 million Unit Incentive and Bonus Rights issued and outstanding relative to the 12.6 million (10 percent) of total Trust Units outstanding reserved under the Unit Incentive and the Bonus Rights Plans (see note 9 (b)). As at December 31, 2009, 1,614,500 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised (1,861,500 as of December 31, 2008).

During the year, the Board of Directors approved the cancellation of 2,512,375 Incentive Rights and as a result, $2.1 million was included in Trust Unit based compensation expense.

PET used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003. The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

	2009	Year of grant 2008
Distribution yield (%)	0.0	0.0
Expected volatility (%)	45.4 – 51.6	30.0 –42.5
Risk-free interest rate (%)	1.56 – 2.34	1.65 – 3.46
Expected life of Incentive Rights (years)	3.75 – 4.5	3.75
Vesting period of Incentive Rights (years)	4.0	4.0
Contractual life of Incentive Rights (years)	5.0	5.0
Weighted average fair value per Incentive Right on the grant date	$1.81	$2.18

Incentive Rights	Average exercise price	Incentive rights
Balance, December 31, 2007	$11.02	6,690,875
Granted	7.11	1,024,000
Exercised	4.42	(75,000)
Forfeited	7.91	(213,375)

Balance, December 31, 2008	10.64	7,426,500

Granted	4.24	4,955,850
Exercised	4.04	(136,125)
Cancelled	12.86	(2,512,375)
Forfeited	7.32	(872,000)

Balance, December 31, 2009	$4.72	8,861,850

The following summarizes information about Incentive Rights outstanding at December 31, 2009:

Range of exercise prices	Number outstanding at December 31, 2009	Weighted average contractual life (years)	Weighted Average exercise price/Incentive Right	Number exercisable at December 31, 2009	Weighted average exercise price/Incentive Right
$2.81 - $4.49	5,240,625	3.6	$3.83	1,216,000	$3.92
$4.50 - $6.99	2,794,850	4.5	5.08	243,000	5.63
$7.00 - $8.99	221,000	2.9	7.87	83,750	7.69
$9.00 - $11.01	605,375	2.4	9.68	71,750	11.18

Total	8,861,850	3.8	$4.72	1,614,500	$4.70

A reconciliation of contributed surplus is provided below:

Balance, as at December 31, 2007	$8,446
Trust Unit-based compensation expense	5,671
Transfer to Unitholders’ capital on exercise of Incentive Rights	(330)
Transfer to Unitholders’ capital on exercise of Bonus Rights	(914)

Balance, as at December 31, 2008	12,873
Trust Unit-based compensation expense	7,481
Transfer to Unitholders’ capital on exercise of Incentive Rights	(581)
Transfer to Unitholders’ capital on exercise of Bonus Rights	(303)

Balance, as at December 31, 2009	$19,470

b) Bonus Rights Plan

PET has implemented a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”). Rights to purchase Trust Units (“Bonus Rights”) granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three years from the date upon which the Bonus Rights were granted. The Bonus Rights vest over two years. At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void. Upon vesting, the plan participant is entitled to receive the vested units plus an additional number of Trust Units equal to the value of distributions on PET’s Trust Units as if the Trust Units were invested in PET’s Distribution Reinvestment Plan (the “Premium DRIP Plan”) accrued since the grant date.

For the year ended December 31, 2009, $0.9 million in compensation expense was recorded in respect of the Bonus Rights granted (December 31, 2008 – $0.9 million).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan:

Bonus Rights
Balance, December 31, 2007	93,419
Granted	110,315
Exercised	(65,491)
Forfeited	(1,174)
Additional grants for accrued distributions	24,781

Balance, December 31, 2008	161,850
Granted	151,684
Exercised	(60,121)
Forfeited	(2,209)
Additional grants for accrued distributions	37,425

Balance, December 31, 2009	288,629

10. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities, excluding salvage values, and the estimated timing of the costs to be incurred in future periods. PET has estimated the net present value of its total asset retirement obligations to be $194.6 million as at December 31, 2009 based on an undiscounted total future liability of $343.7 million. These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2020. PET used an average credit adjusted risk free rate of 7 percent (8 percent in 2008) to calculate the present value of the asset retirement obligation. During 2009, the Trust increased its estimate of future facility abandonment costs, resulting in an increase in the asset retirement obligation of $3.2 million with a corresponding increase to property, plant and equipment. The following table reconciles the Trust’s asset retirement obligations:

	December 31, 2009	December 31, 2008
Obligation, beginning of year	$179,723	$194,132
Obligations incurred	1,808	3,523
Obligations acquired	7,817	—
Obligations disposed	(8,016)	(4,695)
Revisions to estimates	3,233	(21,915)
Expenditures for obligations during the period	(3,715)	(5,226)
Accretion expense	13,738	13,904

	$194,588	$179,723

11. FINANCIAL RISK MANAGEMENT

The Trust has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This note presents information about the Trust’s exposure to each of the above risks, the Trust’s objectives, policies and processes for measuring and managing risk, and the Trust’s management of capital. Further quantitative disclosures are included in these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Trust’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Trust’s risk management policies are established to identify and analyze the risks faced by PET, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Trust’s activities.

a) Credit Risk

Credit risk is the risk of financial loss to the Trust if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Trust’s receivables from joint venture partners and petroleum and natural gas marketers.

Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. The Trust’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with large, well established purchasers. The Trust historically has not experienced any significant collection issues with its petroleum and natural gas marketing receivables. Joint venture receivables are typically collected within one to three months of the joint venture bill being issued to the partner. The Trust attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. However, the receivables are generally from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on industry factors such as commodity price fluctuations, escalating costs, the risk of unsuccessful drilling and oil and gas production; in addition, further risk exists with joint venture partners as disagreements occasionally arise that increase the potential for non-collection. The Trust does not typically obtain collateral from oil and natural gas marketers or joint venture partners, however, the Trust does have the ability in some cases to withhold production or amounts payable to joint venture partners in the event of non-payment.

The Trust manages the credit exposure related to marketable securities by monitoring the performance and financial strength of the investments and the liquidity of the securities being held. The Trust manages the credit exposure related to financial instruments by engaging in hedging transactions with counterparties with investment grade credit ratings, and periodically monitoring the changes in such credit ratings.

During the period credit risk did not have any impact on the change in fair value of financial liabilities classified as held for trading.

The carrying amount of accounts receivable and marketable securities represents the maximum credit exposure. The Trust’s allowance for doubtful accounts as at December 31, 2009 is $4.6 million. The amount of the allowance was determined by assessing the probability of collection for each past due receivable. The Trust is currently involved in negotiations with the seller and the joint venture partners involved in an effort to recover the full amount of the receivables in question. The total amount of receivables past due 90 days amounted to $8.7 million as at December 31, 2009. As at the balance sheet date, as a mitigating factor to the credit exposure, the Trust has $2.3 million payable to counterparties from which the Trust holds past due receivables.

b) Liquidity Risk

Liquidity risk is the risk that the Trust will not be able to meet its financial obligations as they are due. The Trust’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Trust’s reputation.

The Trust prepares annual capital expenditure budgets which are regularly monitored and updated as considered necessary. Further, the Trust utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Trust has a revolving credit facility, as outlined in note 6. The lender reviews the Trust’s borrowing base on a semi-annual basis. The following are the contractual maturities of financial liabilities and associated interest payments as at December 31, 2009:

Contractual repayments of financial liabilities	Total	2010	2011	2012-2014	Thereafter
Accounts payable and accrued liabilities	$41,722	$41,722	$—	$—	$—
Distributions payable	6,311	6,311	—	—	—
Current bank debt – principal	7,569	7,569	—	—	—
Long term bank debt – principal	262,393	—	262,393	—	—
Convertible debentures – principal(1)	230,168	55,271	—	74,925	99,972

Total	$548,163	$110,873	$262,393	$74,925	$99,972

(1)	Assuming repayment of principal is not settled in Trust Units, at the option of PET.

Interest payments on financial liabilities	Total	2010	2011	2012-2014	Thereafter
Interest payment on bank debt(1)	$15,739	$11,264	$4,475	$—	$—
Interest on convertible debentures(2)	50,747	13,846	12,118	24,179	604

Total	$66,486	$25,110	$16,593	$24,179	$604

(1)	Assuming revolving feature of the credit facility is not extended and calculated at the December 31, 2009 effective interest rate of 3.8% and assuming a constant debt level equivalent to the balance at December 31, 2009.
(2)	Assuming payment of interest is not settled in Trust Units, at the option of PET.

c) Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rates, commodity prices, and interest rates will affect the Trust’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Trust utilizes both financial derivatives and fixed price physical delivery sales contracts to manage market risks related to commodity prices. All such transactions are conducted in accordance with the Trust’s Risk Management Policy, which has been approved by the Board of Directors.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The majority of the Trust’s oil and natural gas sales are denominated in Canadian dollars. Due to the fact that the demand for oil and natural gas is substantially driven by the demand in the United States, the Trust’s exposure to US dollar foreign exchange risk is indirectly driven by the price of oil and natural gas. From time to time the Trust also uses foreign exchange contracts to mitigate the effects of fluctuations in exchange rates on the Trust’s cash flows. The Trust does not consider its direct exposure to foreign currency exchange rate risk to be significant; refer to commodity price risk analysis below.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by the world economic events that dictate the levels of supply and demand. The Trust has attempted to mitigate commodity price risk through the use of various financial derivative and physical delivery sales contracts. The Trust’s policy is to enter into financial and forward physical gas sales contracts up to a maximum of 60 percent of forecasted production volumes including gas over bitumen deemed production, as outlined in the Trust’s risk management policy.

As at December 31, 2009, the Trust has physical natural gas sales contracts which are contingent on future market prices. These contracts are not classified as financial instruments due to the fact that the settlement price corresponds directly with fluctuations in natural gas prices.

The remainder of production not subject to derivative contracts or fixed volume, non-derivative physical sales contracts is settled monthly with counterparties based on future monthly actual production and future monthly settlement prices.

For the year ended December 31, 2009, forward physical gas fixed-price sales contracts resulted in realized gains of $0.9 million that have been included in oil and natural gas revenue ($2.4 million loss for the year ended December 31, 2008). In order to calculate these realized gains, PET compares the fixed price received to the AECO monthly index price and the NYMEX index.

Realized gains on financial instruments, including financial natural gas commodity contracts recognized in net earnings for the year ended December 31, 2009 were $166.3 million (realized losses of $1.3 million for the year ended December 31, 2008). Of the total realized gains on financial instruments, included in earnings for the year ended December 31, 2009, $101.4 million was recorded as a result of settlement of contracts prior to maturity ($13.0 million for the year ended December 31, 2008).

Natural gas commodity contracts

At December 31, 2009 the Trust had entered into forward gas sales arrangements at AECO as follows:

Type of contract	PET sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)			Term
			Fixed	Floor	Ceiling
Financial	sold	40,000	$4.883			January 2010
Financial	bought	(17,500)	$4.802			January 2010
Physical	bought	(25,000)	$5.410			January 2010

Financial	sell	1,000		$5.00	$7.55	January 2010–March 2010
Financial	sell	32,500	$5.292			January 2010–March 2010
Financial	bought	(2,500)	$4.845			January 2010–March 2010

Financial	sold	95,000	$7.219			April 2010 – October 2010

Financial	sold	102,500	$7.760			November 2010 – March 2011
Financial	bought	(5,000)	$6.385			November 2010 – March 2011
Physical	sold	10,000	$7.745			November 2010 – March 2011

Financial	sold	32,500	$6.302			April 2011 – October 2011

Financial	sold	89,679	$6.777			January 2013 – March 2013

The Trust had entered into financial call option gas sales arrangements, whereby the Trust’s counterparty has the right to settle specified volumes of natural gas at specified prices in the future periods. In return for this option the counterparties paid $5.7 million in upfront premiums during 2009 ($3.4 million during 2008). Call option premiums received are classified separately in the statement of earnings and are included in the calculation of the Trust’s cash flow provided by operating activities. Mark-to-market values of the call options are included in the unrealized gains on financial instruments in the statement of earnings and in the financial instrument asset (liability) on the Trust’s balance sheet.

Type of contract	PET sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)			Term
			Fixed	Floor	Ceiling
Financial	sold	6,000	—	—	$8.342	January 2010 – March 2010

Financial	sold	20,000	—	—	$7.250	January 2010 – December 2010

Financial	sold	15,000	—	—	$7.083	April 2010 – October 2010

Financial	sold	32,500	—	—	$8.000	November 2010 – March 2011

At December 31, 2009 the Trust had entered into financial and forward physical gas sales arrangements at NYMEX as follows:

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	45,000	$4.766	January 2010
Financial	bought	(25,000)	$4.943	January 2010

Financial	bought	(20,000)	$5.844	February 2010

At December 31, 2009 the Trust had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows. The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount.

Type of Contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	25,000	$(0.684)	January 2010 – March 2010
Financial	bought	(25,000)	$(0.805)	January 2010 – March 2010
Physical	sold	30,000	$(0.673)	January 2010 – March 2010

Financial	sold	15,000	$(0.710)	February 2010 – March 2010

Financial	sold	5,000	$(0.770)	April 2010 – October 2010
Financial	bought	(5,000)	$(0.810)	April 2010 – October 2010
Physical	sold	17,500	$(0.445)	April 2010 – October 2010
Physical	bought	(17,500)	$(0.731)	April 2010 – October 2010

Financial	sold	2,500	$(0.680)	November 2010 – March 2011
Financial	bought	(2,500)	$(0.845)	November 2010 – March 2011

Financial	sold	15,000	$(0.547)	April 2011 – October 2011
Financial	bought	(15,000)	$(0.550)	April 2011 – October 2011

The following table reconciles the Trust’s financial instrument assets and liabilities as at December 31, 2009:

	Current Financial Instrument Asset	Long Term Financial Instrument Asset	Total
Balance at December 31, 2008	$45,262	$13,406	$58,668
Unrealized gain on financial instruments	76	7,761	7,837
Acquired from Profound	814	—	814

Balance at December 31, 2009	$46,152	$21,167	$67,319

Commodity price sensitivity analysis

As at December 31, 2009, if future natural gas prices changed by $0.25 per GJ for AECO contracts and $0.25 per MMBTU for NYMEX contracts, with all other variables held constant, unrealized gains on financial instruments and after tax net earnings for the period would have changed by $13.6 million. A potential increase in the natural gas price would result in a decrease to net earnings, while a decrease would lead to increased net earnings, due to the effect of the mark-to-market value of the Trust’s financial instruments on earnings.

Mark-to-market sensitivity was based on published forward AECO and NYMEX prices. Gains and losses on NYMEX contracts were calculated based on the $US foreign exchange rate as at December 31, 2009.

Interest rate risk

The Trust utilizes a long-term debt credit facility which bears a floating rate of interest and as such is subject to interest rate risk. Increased future interest rates will decrease future cash flows and earnings, thereby potentially affecting the Trust’s future distributions and capital investments.

PET’s convertible debentures were issued at a fixed interest rate and as such the debentures are not materially impacted by market interest rate fluctuations. To ensure accounts payable, including monthly distributions, are settled on a timely basis, the Trust manages liquidity risk as previously outlined in this note, thus limiting exposure to interest rate fluctuations and other penalties potentially resulting from past due payables.

The Trust had no interest rate swap or financial contracts in place as at or during the year ended December 31, 2009.

Interest rate sensitivity analysis

For period three months ended December 31, 2009, if interest rates had been one percent lower or higher the impact on earnings would be as follows:

Interest rate sensitivity ($ thousands)	1% increase	1% decrease
(Decrease)increase in net earnings	$(700)	$700

The net earnings impact as a result of interest rate fluctuations is based on the assumption that the lender increases or decreases the fixed term BA rate consistently, based on a market interest rate change of one percent.

Capital management

The Trust’s policy is to maintain a strong capital base so as to retain investor, creditor and market confidence and to sustain the future development of the business. The Trust manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying oil and natural gas assets. The Trust considers its capital structure to include unitholders’ capital, bank debt, convertible debentures and working capital. In order to maintain or adjust the capital structure, the Trust may from time to time issue units or debt securities and adjust its capital spending and distributions to manage current and projected debt levels. This overall objective and policy for managing capital remained unchanged in 2009 from prior reporting periods.

The Trust monitors capital based on the ratio of net debt to annualized funds flow, calculated as follows for the year ended December 31, 2009:

Net debt ($ thousands)	December 31, 2009
Bank debt, long-term	$262,393
Convertible debentures, measured at principal amount	$230,168
Working capital deficiency (surplus) (2)	$8,450

Net debt	$501,011

Cash flow provided by operating activities	$228,352
Exploration costs (3)	$6,402
Expenditures on asset retirement obligations	$3,715
Gas over bitumen royalty adjustments not yet received	$5,138
Changes in non-cash operating working capital	$12,260)

Annual funds flow (1)	$231,347
Net debt to annual funds flow ratio (times) (1)	2.2

(1)

These are non-GAAP measures; Management uses funds flow from operations before changes in non-cash working capital (“funds flow”), funds flow per Trust Unit and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.

(2)	Working capital deficiency (surplus) excludes short-term financial instrument assets and liabilities related to the Trust’s hedging activities and the current portion of the convertible debentures.
(3)

Certain exploration costs are added back to funds flow in order to be more comparable to other energy trusts that use the full cost method of accounting for oil and gas activities. Exploration costs that are added back to funds flow include seismic expenditures, dry hole costs and expired leases and are considered by PET to be more closely related to investing activities than operating activities.

As at December 31, 2009, the Trust’s ratio of net debt to annual funds flow was 2.2 to 1. This ratio is monitored continuously by the Trust, and the targeted range of net debt to funds flow varies based on such factors as: acquisitions, commodity prices, forecasts of future commodity prices, price management contracts, projected cash flows, distributions, capital expenditure programs and timing of such programs. As a part of the management of this ratio, the Trust prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. Capital spending budgets are approved by the Board of Directors.

The Trust’s Unitholders’ capital, convertible debentures and working capital are not subject to external restrictions. The Trust’s credit facility is subject to lender’s covenants with which PET was in compliance with at December 31, 2009.

The capital structure at December 31, 2009 was as follows:

Net debt	$501,011
Total equity (net of deficit) (1)	253,879
Non-controlling interest	1,479

Total capital at December 31, 2009	$756,369

(1)	As at December 31, 2009 the closing market price of Paramount Energy Trust’s Units was $5.22.

Fair value of financial instruments

The Trust’s financial instruments as at December 31, 2009 include marketable securities, accounts receivable, derivative contracts, accounts payable and accrued liabilities, distributions payable, bank debt and convertible debentures.

Financial instrument	Category	Measurement method
Marketable securities	Held for trading	Fair value
Financial instrument assets and liabilities	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Financial liabilities	Amortized cost
Distributions payable	Financial liabilities	Amortized cost
Long term bank debt	Financial liabilities	Amortized cost
Convertible debentures	Financial liabilities	Amortized cost

The fair value of accounts receivable, accounts payable, accrued liabilities and distributions payable approximate their carrying amounts due to their short terms to maturity.

Bank debt bears interest at a floating market rate and accordingly the fair market value approximates the carrying value.

The fair values of marketable securities and convertible debentures are based on Level 1, in reference to HB Section 3862 requirements, and as such these fair values are derived from exchange traded values in active markets as at the balance sheet date.

The fair values of derivative contracts are based on Level 2, in reference to HB Section 3862 requirements, and as such these fair values are derived from the difference between the fixed contract price or fixed basis differential and readily observable estimated, external forward market price curves as at the balance sheet date, based on natural gas volumes in executed contracts.

12. COMMITMENTS

a) Operating Leases

As of December 31, 2009, the future minimum payments under office lease costs and related sublease recoveries under contractual agreements consisted of:

Operating Leases
2010	2,647
2011	2,389
2012	2,376
2013	2,010
After 2014	8,439

Total commitment	17,861

b) Pipeline Commitments

The Trust has long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada. As of December 31, 2009, the future minimum payments under pipeline commitments under contractual agreements consisted of:

Pipeline Commitments
2010	6,408
2011	3,665
2012	2,154
2013	1,430
After 2014	1,554

Total commitment	15,211

13. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to PET’s earnings before income taxes. This difference results from the following items:

	2009	2008
Earnings before income taxes, including non-controlling interest	15,439	$46,871
Less non-taxable earnings of the Trust	19,520	44,203

Income (loss) for tax purposes	(4,081)	2,668
Combined federal and provincial tax rate (%)	29.0%	29.83
Computed income tax expense (reduction)	(1,182)	796
Increase (decrease) in income taxes resulting from:
Other	3	(1,846)
Valuation allowance	2,467	(20,133)
Change in tax rate	(917)	37,269

	371	$16,086

In 2007, Income Trust tax legislation was passed resulting in a two-tiered tax structure subjecting distributions to the federal corporate income tax rate plus a deemed 13 per cent provincial income tax at the Trust level commencing in 2011. On March 4, 2009 legislation was passed providing that the provincial component of the tax on PET is to be calculated based on the general provincial rate in each province in which PET has a permanent establishment. This is the same way that a corporation would calculate its provincial tax rate. The provincial component of the tax was substantively enacted as of December 31, 2009 but was not substantively enacted as of December 31, 2008.

The components of the Trust’s and its subsidiaries’ future income tax liabilities at December 31 are as follows:

	2009	2008
Oil and natural gas properties	$40,230	$57,405
Asset retirement obligations	(48,730)	(50,067)
Non-capital losses	(31,122)	(13,033)
Valuation allowance	64,253	50,886
Capital losses	(29,128)	(28,102)
Other	4,497	(1,003)

	$—	$16,086

The petroleum and natural gas properties and facilities owned by the Trust and its subsidiaries have an approximate tax basis of $778 million ($696 million in 2008) available for future use as deductions from taxable income. Included in this tax basis are estimated non-capital loss carry forwards of $134 million ($93 million in 2008) that expire in the years 2010 through 2029.

14. GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board (the “AEUB”) as a result of recent bitumen conservation decisions. Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable. The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent. The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

Gas over bitumen royalty adjustments are not paid to PET in cash, but are a deduction from the Trust’s monthly natural gas royalty invoices. In periods of exceptionally low gas prices, such as those experienced in the second half of 2009, the Trust’s net crown royalty expenses are close to zero, and as such the royalty adjustments are not received immediately. As of December 31, 2009 PET has accumulated $5.1 million (nil in 2008) of gas over bitumen adjustments receivable which have been netted against the gas over bitumen royalty adjustment liability on the Trust’s balance sheet. A reconciliation of the gas over bitumen liability is provided below.

Gas over bitumen royalty adjustments
Net liability, December 31, 2008	74,643
Royalty adjustments recorded for 2009	7,662
Less: royalty adjustments not yet received	(5,138)

Net liability, December 31, 2009	77,167

In 2009, PET disposed of certain shut-in gas wells in the gas over bitumen area for proceeds of $1.5 million, recording $ nil gain/loss on sale of property, plant and equipment. As part of the disposition agreement the ownership of the natural gas reserves was transferred to the buyer and as such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility, nor does the Trust retain the right to future gas over bitumen royalty adjustments. As a result of this disposition, the gas over bitumen royalty adjustments received to the date of the disposition by the Trust, for the affected wells, are now considered revenue since they will not be repaid to the Crown. As a result the Trust reclassified $1.2 million in previous gas over bitumen royalty adjustments from the balance sheet to the statement of earnings.

In 2006, PET disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.